
November 30, 2022

Jesse Coury
Chief Financial Officer
America First Multifamily Investors, L.P.
14301 FNB Parkway, Suite 211
Omaha, Nebraska 68154

> **Re: America First Multifamily Investors, L.P.**
> **Registration Statement on Form S-3**
> **Filed on November 23, 2022**
> **File No. 333-268538**

Dear Jesse Coury:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Susan Block at 202-551-3210 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance